MORGANS HOTEL GROUP

July 30, 2009

VIA EDGAR CORRESPONDENCE AND TELECOPY

Mr. Jonathan Wiggins
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Morgans Hotel Group Co. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 1-33738

Dear Mr. Wiggins,

On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2009 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have restated each of your comments below followed by our responses thereto.

Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009

Comment #1: We note your response to our prior comment 1 and we reissue the comment in part. Please revise future filings to provide all of the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to Adjusted EBITDA. Specifically, please provide clear and thorough disclosure explaining the manner in which management uses the non-GAAP measure to conduct or evaluate its business, including how you use Adjusted EBITDA to measure operating performance and cash flow of your hotels before investing and financing activities; the economic substance behind management’s decision to use such a measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. In addition, please provide your future disclosures in your response.

Response to Comment #1:

Management uses Adjusted EBITDA, a non-GAAP measure, as a key financial measure to evaluate our core operating results, facilitate comparisons to similar periods and measure borrowing capacity.

The Company’s core business model is that of an owner and operator of boutique hotels. As such, the investing and financing costs we may incur are not indicative of our core on-going operating performance.

Internally, the Company’s management utilizes Adjusted EBITDA to measure the performance of our core on-going hotel operations. By eliminating certain items, it facilitates comparisons to other periods and other hotel companies. It is especially used during our annual budgeting process.

Adjusted EBITDA is a key metric which we evaluate as a management team prior to execution of any strategic investing or financing opportunity. Internally, we use Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. Externally, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity.

Historically, we have used Adjusted EBITDA as a communication tool with our investors as it provides what we believe is an accurate measure of our core operating results. We believe the use of Adjusted EBITDA provides our investors with consistency in evaluation of our Company as it provides a more meaningful comparison of past, present and future operating results.

We believe that the disclosure below complies with the requirements of Question 8 of Frequently Asked Questions as it relates to Adjusted EBITDA. Future disclosures will include the following:

EBITDA and Adjusted EBITDA

We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our operating performance before the impact of investing and financing transactions and income taxes. It also facilitates comparison between us and our competitors. Given the significant investments that we have made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures.

The Company’s management has historically adjusted EBITDA (Adjusted EBITDA) when evaluating the operating performance for the total Company as well as for individual properties or groups of properties because we believe the Company’s core business model is that of an owner and operator of hotels, and the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of on-going core operating results and to evaluate comparative results period over period. As such, Adjusted EBITDA excludes other non-operating (income) expenses that do not relate to the on-going performance of our assets and excludes the operating performance of assets in which we do not have a fee simple ownership interest. We exclude the following items from EBITDA to arrive at Adjusted EBITDA:

•	Other non-operating expenses (income), such as executive terminations not related to restructuring initiatives discussed below, costs of financings and litigation and settlement costs and other items that relate to the financing and investing activities of our assets and not to the on-going operating performance of our assets, both consolidated and unconsolidated;

•	Restructuring, development and disposal costs: these charges primarily relate to losses on asset disposals as part of major renovation projects and the write-off of abandoned development projects resulting primarily from events generally outside management’s control such as the tightening of the credit markets. We reasonably believe that a substantial portion of these items will not recur in future years and that these charges do not relate to the ongoing operating performance of our assets as measured by Adjusted EBITDA.

•	Impairment loss: we reasonably believe that this item will not recur in future years and that these non-cash charges do not relate to the ongoing operating performance of our assets as measured by Adjusted EBITDA.

•	The EBITDA related to leased hotels to more accurately reflect the operating performance of assets in which we have a fee simple ownership interest; and

•	The stock-based compensation expense recognized, as this is not necessarily an indication of the operating performance of our assets.

We believe Adjusted EBITDA provides management and our investors with a more accurate financial metric by which to evaluate our performance as it eliminates the impact of costs incurred related to investing and financing transactions. Internally, the Company’s management utilizes Adjusted EBITDA to measure the performance of our core on-going hotel operations and is used extensively during our annual budgeting process. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions and borrowing capacity. Adjusted EBITDA is a key metric which management evaluates prior to execution of any strategic investing or financing opportunity.

The Company has historically reported Adjusted EBITDA to its investors and believes that this continued inclusion of Adjusted EBITDA provides consistency in its financial reporting and enables investors to perform more meaningful comparisons of past, present and future operating results and to evaluate the results of its core on-going operations.

The use of EBITDA and Adjusted EBITDA has certain limitations. Our presentation of EBITDA and Adjusted EBITDA may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation expense for various long-term assets, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not reflect capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation, interest and income tax expense, capital expenditures and other items both in our reconciliations to our GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA is not defined under accounting principles generally accepted in the United States, or U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance, you should not consider this data in isolation, or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Comment #2: You state in your response to our prior comment 1 that the losses on asset disposals relate to assets abandoned in conjunction with non-recurring major renovation projects. Please tell us how you determined these charges were non-recurring and how you determined the appropriateness of including these costs as a reconciling item in your calculation of Adjusted EBITDA, as we note you recorded losses on asset disposals in the prior two years. Refer to Item 10(e) of Regulation S-K and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response to Comment #2:

The losses on asset disposals relate to assets abandoned in conjunction with major renovation projects. Between 2006 and 2008, we completed major renovation projects at five of our six wholly-owned hotels, all of which included public space and guestroom renovation projects. The previous renovations at these hotels were performed between ten and 15 years earlier and therefore, these projects are considered by management to be non-recurring. There is no past pattern of management recording charges related to assets abandoned in conjunction with non-recurring major renovation projects, as prior to 2006, limited monies were spent on the renovation of our hotels.

Management does not plan to incur material costs related to major renovations within the next two years. Therefore, these losses meet the definition of “non-recurring” as described in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.

In addition, we believe that these charges do not reflect the on-going core operating performance of our hotels.

Comment #3: You state in your response to our prior comment 1 that the majority of the development costs relate to the write-off of abandoned development projects and that you believe that the majority of these charges will not occur in future periods. Please describe for us any material development costs that were not related to the write-off of abandoned development projects, and tell us whether you believe any material development costs are reasonably likely to recur within a near-term finite period.

Response to Comment #3:

There are no other material development costs that are not related to the write-off of abandoned development projects. For the year ended December 31, 2008, the Company wrote off a large amount of abandoned project costs due to the tightening of the credit market which impacted our ability to move development stage projects forward. For example, the Company was party to a joint venture to develop a hotel in Chicago which was terminated in November 2008, as financing could not be obtained to complete development of the planned hotel. As such, the Company wrote off its investment in the joint venture of approximately $2.5 million during the fourth quarter of 2008.

We believe that an immaterial portion of the development costs will continue to be incurred in the future. We believe that these costs should be excluded from Adjusted EBITDA as their nature relates directly to potential investing opportunities for new hotels and are not indicative of core operating results.

In connection with the Staff’s comment letter, the Company acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at (212) 277-4188. Thank you for your time and attention to this matter.

Very truly yours,

/s/ RICHARD SZYMANSKI
Richard Szymanski
Chief Financial Officer